Exhibit 3.1

BARBARA K. CEGAVSKE
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Document Number 20180039146-54
Filing Date and Time . 01/26/2018 12:21 PM
, Entity Number E0263422017-0

Certificate of Amendment

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation:
Las Vegas Railway Express, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article 1. The new name of the corporation is United Rail, Inc.
The stockholders and board of directors of the Company has approved a proposal to perform a name change of the company from Las Vegas Railway Express, Inc. to United Rail, Inc.

Article 4.  The stockholders and the board of Directors of the Company has approved a proposal to perform a reverse stock split of the company's common stock at the ratio of 1,000:1.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have been in favor of the amendment is: 67%

4.	Effective date and time of filing (optional) Date: January 22, 2018 Time:

5.	Signature: (required)

/s/Wayne Bailey